

June 6, 2016

Mail Stop 4631

<u>Via E-mail</u>
Scott Christopher
Interim Chief Financial Officer
Fortress Transportation and Infrastructure Investors, LLC
1345 Avenue of the Americas
New York, New York 10105

>   **Re: Fortress Transportation and Infrastructure Investors, LLC**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed March 10, 2016**
>   **File No. 1-37386**

Dear Mr. Christopher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Results of Operations, page 41

Adjusted EBITDA (Non-GAAP), page 41

1.   Please tell us, and expand the disclosure of "Adjusted EBITDA," to address the appropriateness of adding principal payments on finance leases in the calculation of this measure. In this regard, we note your disclosure that this measure is useful for evaluating your operating performance.

> You should specifically address why management believes this measure provides useful information to investors regarding your results of operations. Refer to Item 10(e)(i)(C) of Regulation S-K for guidance.

Comparison of the year ended December 31, 2015 to the year ended December 31, 2014, page 42

Segment Results, page 45

2.   We have the following comments regarding your discussion of segment results:

- Please expand your disclosure of expenses in the Offshore Energy Segment to quantify the amounts associated with depreciation and amortization and interest expense.

- Please expand your disclosure of expenses in the Jefferson Terminal Segment to quantify all material components of operating expenses totaling $20,059 for the period.

- Please expand your disclosure of revenue and expenses in the Railroad Segment to quantify the increase in revenue attributed to ancillary rail fees, new customers, and increased rates and the material components of operating expenses totaling $27,819.

- Please expand your disclosure of corporate expenses to quantify all material components of general and administrative expenses totaling $5,561.

Liquidity and Capital Resources, page 76

3.   We note your disclosure that you are currently evaluating over $2 billion of potential Infrastructure and Equipment Leasing transactions which could occur within the next 12 months. However, as of the date of your filing, none of the pipeline transactions referenced in your filing or negotiations are definitive or included within your planned liquidity needs. Please expand your disclosure to include your estimate of expenditures of infrastructure and equipment leasing transaction, as well as other capital expenditures, for the following fiscal period. See Section 501.02 of the Financial Reporting Codification.

Financial Statements of Fortress Transportation and Infrastructure Investors, LLC

Note 7- Investment in Unconsolidated Entity, page 109

4.   We note your disclosure that you have a 51% non-controlling interest in Intermodal Finance I, Ltd.

> For the benefit of your readers, please expand your disclosure to provide the basis for applying the Equity Method to this investment. Include the significant terms of your arrangement with Deutsche Bank AG and, with reference to the applicable accounting guidance, the reasons why the entity did not qualify as a variable interest and why you do not believe you have a controlling financial interest in it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Alfred Pavot, Staff Accountant, at (202) 551-3738, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction